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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                SOUTHDOWN, INC.
                           (Name of Subject Company)

                                SOUTHDOWN, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.25 per share
           (Including the Related Rights to Purchase Preferred Stock)
                         (Title of Class of Securities)

                              CUSIP NO. 841297104
                     (CUSIP Number of Class of Securities)

                                 ------------

                               Patrick S. Bullard
             Senior Vice President -- General Counsel and Secretary
                         1200 Smith Street, Suite 2400
                           Houston, Texas 77002-4486
                                 (713) 650-6200
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                With a copy to:
                            R. Daniel Witschey, Jr.
                         Bracewell & Patterson, L.L.P.
                        711 Louisiana Street, Suite 2900
                           Houston, Texas 77002-2781
                                 (713) 223-2900

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

 Name and Address.

   The name of the subject company is Southdown, Inc., a Louisiana corporation (the "Company"). The address of the principal executive offices of the Company is 1200 Smith Street, Suite 2400, Houston, Texas 77002 and its telephone number at that address is (713) 650-6200.

 Securities.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Schedule") relates is the Company's common stock, par value $1.25 per share (the "Common Stock"), including the related rights to purchase preferred stock (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of March 4, 1991, as amended (the "Rights Agreement"), between the Company and American Stock Transfer and Trust Company, as successor Rights Agent. As of September 30, 2000, 35,954,927 shares of Common Stock were issued and outstanding.

Item 2. Identity and Background of Filing Person.

 Name and Address.

   The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule, are set forth in Item 1 above.

 Tender Offer.

   This Schedule relates to the tender offer by CENA Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect subsidiary of CEMEX, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 5, 2000 (as amended and supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding Shares at a price of $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 5, 2000 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal, filed as Exhibit
(a)(1)(B) to the Schedule TO (the "Letter of Transmittal" and which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, together constitute the "Offer"), which are incorporated herein by reference.

   The Offer is being made pursuant to the Agreement and Plan of Merger by and among Parent, Purchaser and the Company dated as of September 28, 2000 (the "Merger Agreement"). The Merger Agreement provides that following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, and in accordance with the Louisiana Business Corporation Law (the "LBCL") and the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger and will be an indirect subsidiary of Parent. For a description of the material terms of the Merger Agreement, see Items 11 and 15 of the Offer to Purchase, which is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

   In the Merger, each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent or any subsidiary of Parent and any Shares that are held by shareholders exercising dissenters' rights pursuant to Section 131 of the LBCL), issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive, without interest, an amount in cash equal to $73.00 per Share, or such higher price per Share as may be paid in the Offer.

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   The Schedule TO states that the principal executive offices of Parent are located at Ave. Constitucion 444 Pte., Monterrey, Mexico 64000, and the telephone number of Parent at that address is (011-528) 328-3000 or (800) 462-3639. The principal offices of Purchaser are located at One Riverway, Suite 2200, Houston, Texas 77056, and the telephone number of Purchaser at that address is (713) 881-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement dated October 5, 2000 (the "Information Statement") filed by the Company pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. The Information Statement is attached to this Schedule as Annex II and is incorporated herein by reference. Except as described in this Schedule or incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates, or
(ii) Purchaser and Parent, or their respective executive officers, directors or affiliates.

 The Merger Agreement.

   A summary of the material provisions of the Merger Agreement is included in Items 11 and 15 of the Offer to Purchase and is incorporated herein by reference. That summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

 Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and Its Executive Officers and Directors.

   Certain members of the Company's management and the Board of Directors have interests in the transactions contemplated by the Offer and the Merger Agreement that are in addition to their interests as shareholders of the Company generally. The Board of Directors was aware of these interests when it approved the Merger Agreement and the transactions contemplated thereby.

   Employment and Severance Agreements. Clarence C. Comer, J. Bruce Tompkins, Dennis M. Thies, David J. Repasz, Patrick S. Bullard, Steven R. Miley and R. Frank Craddock, Jr. are each a party to an employment agreement with the Company. These employment agreements have rolling one year terms, which are automatically extended daily unless there is notice of termination by either the Company or the executive, except that in the event of a change in control (as defined in the respective agreements), the employment agreement shall be for two years from the date of the change in control. Pursuant to these employment agreements, upon the occurrence of a change in control event, the executive shall be entitled to a lump sum amount, payable within ten days, equal to the annual bonus paid pursuant to the Company's Annual Incentive Plan, prorated based on the number of days in the calendar year that have elapsed prior to the change in control and vesting will be accelerated on all outstanding stock options and restricted stock previously granted to the executive. Within two years following a change in control event, if the executive's employment is terminated by the Company other than for cause (as defined in the agreements) or if the executive voluntarily resigns for good reason (as defined in the agreements), the Company must (i) pay the executive within ten days a lump sum termination payment equal to 2.99 times the sum of his base annual salary and the greater of the executive's most recent annual bonus or his target annual bonus and (ii) provide continued health and welfare benefit coverage for a three-year period and certain outplacement services for one year. The consummation of the Offer will constitute a change of control for purposes of these employment agreements, and Parent has agreed that the consummation of the Merger will constitute good reason under the agreements with certain executive officers. The employment agreements contain non-competition and confidentiality provisions that restrict the executives while employed by the Company and for specified periods thereafter. For a period of one

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year after termination of an executive's employment under an agreement, the executive may not engage in the business of manufacturing or selling cement or ready-mixed concrete products or other products or services competitive at the time of termination with those sold or furnished by the Company within the United States unless the Company consents. Payments made to such executives under the employment agreements and other agreements which are subject to the provisions of Sections 280G and 4999 of the Internal Revenue Code (the "Code"), shall be "grossed up" so that the executives shall not be required to bear any of the costs, including interest and penalties and any applicable income tax payable as a result of the gross up payment, associated with any of the excise tax payable in respect of any such payment.

   Supplemental Executive Retirement Plan. Messrs. Comer, Tompkins, Thies and Miley are each covered by a Supplemental Executive Retirement Plan. The plan benefit under the Supplemental Executive Retirement Plan is payable in a lump sum, or in any other manner permitted by the defined benefit pension plan, and is calculated under the same formula as the defined benefit pension plan, with two exceptions. Benefits under the defined benefit pension plan are calculated based on, among other things, the executive's length of service, his average compensation level for the five consecutive years during his participation in the plan yielding the highest average and his social security covered compensation. The compensation used in the calculation of benefits under the defined benefit pension plan is a participant's base salary, excluding any bonuses or other compensation and is limited by Section 401(a) of the Code. Under the Supplemental Executive Retirement Plan, however, the compensation used to calculate the five-year average includes not only the executive's base salary but also bonuses received under the Company's Annual Incentive Plan. In addition, the computation of the annual benefit under the Supplemental Executive Retirement Plan does not take into account the limitations of Sections 401 and 415 of the Code but is reduced for amounts payable under social security and the Company's defined benefit pension plan available to all employees. Upon consummation of the Offer, which will constitute a change in control under the Supplemental Executive Retirement Plan, Messrs. Comer, Tompkins and Thies will be entitled to (i) credit for additional age and years of service to age 65 with no penalty for early retirement, (ii) within ten days of such change of control receive a lump sum payment of their benefit regardless of retirement or other termination of employment and (iii) receive retiree medical benefits under the Company's medical plans following expiration of the executive's participation therein. Upon a change of control, any accrued benefit of Mr. Miley shall not be subject to forfeiture and shall be distributed in a lump sum at such time as his benefit under the defined benefit plan is paid.

   Executive Severance Plans. Certain of the Company's executive officers, including Ricardo Arredondo and Thomas E. Daman, and certain other employees of the Company, are participants in the Company's Executive Severance Plan, which provides for severance payments if the participant's employment is terminated for any reason other than cause (as defined in the plan) within two years after a change in control. Each participant in the plan is entitled to receive a payment upon such termination equal to the sum of (i) the participant's annual base salary and (ii) the greater of the participant's highest annual bonus during the 12 months preceding termination of employment, the participant's target annual bonus for the year in which termination occurs or the participant's target annual bonus for the year immediately prior to the change in control. In addition, the participant is entitled to receive coverage under the Company's health and welfare benefit plans for a period of 12 months and certain outplacement services for one year. Consummation of the Offer will result in a change in control for the Company for purposes of the Executive Severance Plans.

   Company Stock Plans. The Merger Agreement provides that the Company, the Company's Board of Directors and each relevant committee of the Company's Board of Directors shall (i) cause each stock option issued under a Company Stock Plan (as defined in the Merger Agreement) that is outstanding upon consummation of the Offer to become fully exercisable and (ii) take action to permit each such stock option to be exercisable for a period beginning promptly following the acceptance for payment and purchase of shares of the Common Stock pursuant to the Offer and ending on the day prior to the Effective Time, in accordance with the terms of the Company's Stock Plans. For purposes of the Merger Agreement, "stock option" includes any option or right to purchase, acquire or receive Common Stock granted under any Company Stock Plan to any

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employee, consultant or director of the Company or any of its subsidiaries.
Each of the executive officers of the Company holds stock options, and the right to exercise unvested stock options will be accelerated as a result of these provisions of the Merger Agreement and the consummation of the Offer.

   The Company shall cause each stock option that is outstanding immediately prior to the Effective Time to be canceled in exchange for an amount in cash, payable at the Effective Time, equal to the product of (i) the number of shares of Common Stock subject to such stock option and (ii) the excess, if any, of the consideration payable in the Merger over the per share exercise price of such stock option. This cancellation may be effected by a notice given after the consummation of the Offer which must remain open for 30 days prior to the Effective Time, or by the consent of all holders of unexercised stock options. All Company Stock Plans shall terminate as of the Effective Time.

   The Company's non-employee directors have accrued benefits under the Company's Phantom Stock and Deferred Compensation Plan for Non-employee Directors and the Company's 1999 Phantom Stock Plan for Non-employee Directors. As required by the Merger Agreement, the Company has taken all necessary action to terminate the Phantom Stock and Deferred Compensation Plan for Non-employee Directors and the 1999 Phantom Stock Plan for Non-employee Directors. The shares of Common Stock to be distributed to the participants under those plans will be promptly distributed in accordance with their terms.

   Certain of the Company's executive officers are participants in the Company's 1999 Restricted Stock Grants Plan. For purposes of the Company's 1999 Restricted Stock Grants Plan and the agreements relating thereto, the Offer constitutes a "change in control". Consequently, the shares of Common Stock issued under the 1999 Restricted Stock Grants Plan will, upon the consummation of the Offer, no longer be restricted, will become freely transferrable, and will be delivered to the participants in such plan in accordance therewith.

   Certain of the Company's executive officers are participants in the Company's Key Employee Security Option Plan ("KEYSOP(TM)"). Participants in the plan may elect to forgo payment of all or a portion of amounts due them under the Company's Annual Incentive Plan and instead receive an option to purchase investment securities (which are publicly traded mutual funds) from the Company. For purposes of the KEYSOP(TM) and the agreements relating thereto, as amended prior to the Merger Agreement, the Offer constitutes a "change in control." Consequently, upon consummation of the Offer, a participant may exercise all of his or her options at any time up until the earlier to occur of
(i) the expiration of fifteen years from the date on which the option is granted or such earlier date specified in the related agreement or (ii) the expiration of 180 days after the participant's employment terminates for any reason other than death, disability or retirement.

   Directors and Officers' Insurance; Indemnification. The Merger Agreement provides (i) that the existing indemnification obligations in favor of the Company's directors and officers contained in its articles of incorporation and bylaws or in the certificate or articles of incorporation, bylaws or similar organizational documents of any of the Company's subsidiaries and under the terms of any individual indemnity agreement or other arrangement will remain in place for a period of six years after the Effective Time; and (ii) that the Company's existing director and officer indemnity insurance coverage will be maintained for the Company's directors and officers for a period of six years after the Effective Time, so long as Purchaser is not required to expend more than 200% of the amount currently expended by the Company for such coverage.

   The Company's Board of Directors. The Merger Agreement provides that, promptly upon the purchase of, and payment for, not less than a majority of the issued and outstanding shares of Common Stock on a fully diluted basis by Purchaser pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Company's Board of Directors, upon written notice to the Board, such number of directors, rounded up to the next whole number, as will give Purchaser representation on the Company's Board of Directors equal to the percentage of the outstanding shares of Common Stock on a fully diluted basis purchased and paid for by Parent and its direct and indirect subsidiaries. Upon the request of Purchaser, the Company shall use its reasonable best efforts to cause Purchaser's designees to be so elected to the Company's Board of Directors, including taking all actions required pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 of

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the rules and regulations promulgated thereunder and, to the extent necessary, increasing the size of the Board or using its reasonable best efforts to obtain the resignation of such number of directors as is necessary to give effect to the foregoing provisions. Pursuant to the terms of the Merger Agreement, the Offer is conditioned on the tender of at least two-thirds of the fully diluted Shares.

 Arrangements with the Company's Financial Advisor.

   Steven B. Wolitzer, a director of the Company, is a managing director of Lehman Brothers Inc. ("Lehman Brothers"). From time to time, the Company has engaged Lehman Brothers to provide investment banking services for the Company, for which it receives customary fees and commissions. The Company has engaged Lehman Brothers to provide investment banking services relevant to the Offer and the Merger pursuant to an engagement letter described in Item 5 of this Schedule.

 Supply Agreement with Parent Subsidiary.

   On June 22, 2000, a U.S. subsidiary of Parent and the Company entered into an arm's length cement supply agreement whereby the subsidiary agreed to make certain volumes of cement available to the Company's California concrete operations. The agreement provides for certain quantities of cement to be made available from the subsidiary's terminal located in Long Beach, California from June 1, 2000 through September 30, 2001. The Company agreed to pay for approximately half of the cement in cash at specified prices and for the remainder by making available to the subsidiary certain tonnages of cement from the Company's cement plant in Victorville, California. The prices to be paid were based on market prices and, at present, total payments over the life of this agreement are not expected to exceed $10 million.

 Proposed President and CEO of the Parent's Ongoing U.S. Operations; Other Officers.

   In the joint press release of the Company and Parent with respect to the Merger Agreement, Parent noted that after the Merger it intends to operate all its U.S. operations as a combined entity. That press release also stated that Clarence C. Comer, President and Chief Executive Officer of the Company, is expected to become President and CEO of the combined entity. As of the date of this Schedule, Parent and Mr. Comer have had only preliminary discussions with respect to this matter, and no definitive agreement with respect to the terms on which he might be so engaged have been determined. Parent may reach ongoing employment arrangements with other executive officers of the Company, but discussions as of the date of this Schedule have been preliminary.

Item 4. The Solicitation or Recommendation.

 Recommendation of the Board.

   The Company's Board of Directors, at a meeting held on September 28, 2000, determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to the Company's shareholders and in the best interest of the Company and its shareholders. At this meeting, the Board also approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board of Directors of the Company unanimously recommends that the Company's shareholders accept the Offer and tender their shares in the Offer and, if shareholder approval is necessary, approve and adopt the Merger Agreement and the Merger.

 Background and Setting for the Negotiations with Parent.

   In early 1999, the Company devoted substantive attention to the evaluation of two unsolicited proposals to combine with substantial foreign cement or concrete manufacturers where the Company would be the surviving corporation. Since neither of these initiatives resulted in the development of a definitive proposal, the Company thereafter engaged a national consulting firm to prepare a report and advise the Company about general

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industry conditions and particularly the globalization trend in the cement industry. During late 1999 and early 2000, the Company also received two unsolicited indications of interest to acquire the Company from large international industry participants.

   Based on the consulting firm's advice, management's own views about the Company's prospects if it did not participate in the globalization trend, and the unsolicited indications of interest from prospective acquirors of the Company, on January 28, 2000, the Company engaged Lehman Brothers to act as its financial advisor. Lehman Brothers was engaged to evaluate the unsolicited indications of interest, identify prospective purchasers and conduct a general business and financial analysis of the Company. As a result of the evaluations of the indications of interest, an analysis presented by Lehman Brothers to the Company's Board of Directors at its meeting in March 2000, and the Board's developing views about the desirability of pursuing a strategic transaction or other alternative to enhance shareholder value, the Company concluded that a public announcement of these intentions was in order. Accordingly, on March 28, 2000, the Company issued the following press release:

  Southdown, Inc. (NYSE: SDW) announced today that its Board of Directors is in the process of considering several options to enhance the value of its shares, including, among other things, a significant share repurchase, the expansion of Southdown's businesses through domestic or international acquisitions or, alternatively, a sale or merger of the Company.

  Clarence C. Comer, President and Chief Executive Officer of Southdown stated, "The Company has created significant intrinsic value through the development of a modern, low-cost asset base which is generating substantial levels of earnings and cash flow, as it has for the last several years. This intrinsic value should continue to increase as the Company moves forward with its cement capacity expansion program and initiatives to reduce manufacturing costs. Since the Company's present stock price does not fairly reflect intrinsic value or prospective accretion, Southdown intends to evaluate alternatives to make these values more apparent to investors."

  Lehman Brothers, Southdown's investment bank, is assisting the Board and management in examining the Company's various alternatives. However, the Company can provide no assurance at this time as to the ultimate outcome of this process.

   Thereafter, in addition to the discussions and negotiations with Parent described below, the Company and its advisors had discussions and negotiations with a number of other parties concerning a possible sale or recapitalization of the Company.

 Negotiations with Parent.

   For a number of years, Parent and the Company have had occasional contacts, including discussions related to antidumping litigation in which the Company was a member of a plaintiff group and Parent was a defendant. From time to time, Parent and the Company discussed a possible settlement of this litigation. In the fall of 1999, the Company unilaterally withdrew as a plaintiff in the antidumping litigation. During the same period, the Company and Parent also discussed the possible formation of a joint venture to hold a portion of their respective ready-mix operations in California. These discussions terminated without any agreement being reached.

   Following the engagement of Lehman Brothers, Mr. Comer contacted Lorenzo Zambrano, the President and CEO of Parent, to determine Parent's possible interest in an acquisition by Parent of the Company. While dollar amounts were not specifically discussed, Mr. Comer did mention the valuation multiples paid by other foreign cement manufacturers for cement assets recently acquired in the United States. Mr. Zambrano subsequently indicated that Parent would not be interested in acquiring the Company at those levels.

   On April 5, 2000, Mr. Zambrano met with Mr. Comer in Houston, where they again discussed Parent's possible interest in an acquisition of the Company. Mr. Zambrano indicated that there was probably a price at which Parent would be interested in an acquisition of the Company, a price at which it would probably be

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neutral, and a price at which it would be uninterested. Based on the analysis
Parent had done, Mr. Zambrano indicated that at a price of approximately $65 per Share Parent would be interested in acquiring the Company. Mr. Comer said that he believed that the price at which the Company might consider an acquisition would be in the range where Parent was either neutral or uninterested, and that at the level indicated by Mr. Zambrano the Company would not be interested in pursuing more serious discussions.

   In July 2000, Jim Rowe, a financial advisor to Parent, contacted Mr. Comer and indicated that while Parent was interested in an acquisition of the Company, it had been unable to develop valuations consistent with the speculations of analysts and the financial press. Mr. Rowe suggested a meeting to discuss Mr. Rowe's financial acquisition model and valuation of the Company. On July 28, 2000, Mr. Rowe met with Mr. Comer in Houston to review the assumptions underlying Mr. Rowe's financial acquisition model. Mr. Comer discussed those assumptions with Mr. Rowe and suggested certain revisions. Mr. Rowe indicated that he would adjust his model, discuss the revised financial model with Mr. Zambrano, and contact Mr. Comer shortly.

   As a result of the discussions with Mr. Rowe, in early August 2000 Mr. Comer and Mr. Zambrano again discussed Parent's possible interest in acquiring the Company. They also discussed Mr. Rowe's valuation model. Mr. Zambrano suggested that the parties sign a confidentiality agreement that granted Parent an exclusive period of time in which to develop an acquisition proposal and commence due diligence activities. Mr. Comer indicated that in view of the current state of the Company's discussions with other parties, the Company was not in a position to grant Parent an exclusive negotiating arrangement.

   On August 11, 2000, the Company and Parent entered into a confidentiality agreement. Thereafter representatives of Parent and the Company met in Houston to discuss various aspects of the Company's operations and exchange relevant information. The Company agreed to permit Parent to tour the Company's plants, subject to Parent proposing a range of values that might be acceptable to the Company's senior management and Board of Directors.

   During a meeting in Houston later in August 2000, Mr. Zambrano indicated to Mr. Comer that Parent would be interested in pursuing an acquisition of the Company in the range of $68 to $72 per Share, but that in order to pursue such an acquisition Parent would need to conduct a thorough due diligence investigation of the Company as well as explore financing arrangements. Mr. Zambrano also indicated that this process would likely take until the end of September. Mr. Comer indicated that it was highly unlikely that the Board would accept a price below $70 per Share, and that there was no assurance that the Board would accept a proposal at the higher end of Mr. Zambrano's suggested range. During this meeting Mr. Zambrano agreed that Parent would be interested in pursuing the acquisition of the Company in the range of $70 to $72 per Share. Subsequently, representatives of Parent visited the Company's manufacturing facilities and conducted additional in-depth financial, environmental and operations due diligence.

   In early September, Mr. Zambrano reviewed with Mr. Comer the preliminary results of Parent's due diligence investigation and potential financing discussions. Mr. Zambrano told Mr. Comer that he was encouraged by the progress of both and believed that Parent would be in a position to make a definitive acquisition proposal earlier than had been planned. Messrs. Zambrano and Comer agreed that it would be appropriate to begin discussions concerning the form the necessary merger agreement would take in the event that Parent made, and the Company accepted, an acquisition proposal. These discussions began soon thereafter and continued through the time of execution of the Merger Agreement.

   During a conversation initiated by Mr. Comer on September 22, 2000, Mr. Zambrano confirmed that Parent would be prepared to pay $73 per Share if the discussions concerning the merger agreement could be brought to a prompt and successful conclusion and Board approval promptly obtained. The parties continued these discussions and the Parent acquisition proposal was considered by the Board at a meeting on September 27, 2000. Late in the Board meeting on September 27, 2000, Mr. Comer called Mr. Zambrano and asked if Parent would raise its offer from $73 per Share. Mr. Zambrano responded that $73 was the most Parent would pay. The Board subsequently adjourned until the afternoon of September 28, 2000. Representatives of

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the Company and Parent continued to negotiate the terms of the merger, and at a meeting late in the afternoon of September 28, 2000, the Board ultimately approved the transaction, following which the parties executed the Merger Agreement and publicly announced the transaction the next morning.

   Additionally, during the periods described above, representatives of Lehman Brothers and Salomon Smith Barney Inc., the financial advisors of the Company and Parent, respectively, remained in periodic contact relating to the discussions and negotiations between their clients.

 Reasons for Recommendation.

   In making the determinations and recommendation set forth above, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

     (1) The Board's review of the Company's business, financial performance and condition, prospects and competitive position, including current and prospective market conditions, the trend toward globalization and consolidation in the cement industry, and the Board's belief that the Company could not meaningfully participate in the globalization of the cement industry individually or as an acquiror.

     (2) The oral opinion of Lehman Brothers delivered to the Board on September 28, 2000 to the effect that, as of such date, the $73 per Share cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders and the presentation made by Lehman Brothers to the Board relating to the financial analysis performed by Lehman Brothers in connection with such opinion. The full text of the written opinion, dated September 28, 2000, of Lehman Brothers, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion, is attached to this Schedule as Annex I, is filed as Exhibit
  (a)(6) hereto and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

     (3) The historical market prices, trading activity and trading range of the Company's Common Stock, including the fact that the $73 per Share price to be paid in the Offer and the Merger represents (i) a premium of approximately 35% over the closing price of the Shares on the New York Stock Exchange of $54.25 immediately prior to the Company's announcement on March 28, 2000 that it would explore strategic alternatives to enhance shareholder value, (ii) a premium of approximately 30% over the average closing price over the last year of $56.13 (which was slightly higher than the trading price for the Shares during the week preceding September 28,
  2000) and (iii) a premium of approximately 57% over the average closing price of the Shares during the last five years of $46.39.

     (4) The Board's beliefs that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company, that the cash price of $73 per Share to be paid in the Offer and the Merger is fair to the shareholders of the Company from a financial point of view, and that no higher price could be negotiated with Parent.

     (5) The fact that the Company, with the assistance of its financial advisor, Lehman Brothers, had undertaken over a substantial period of time an extensive investigation of other alternative transactions, the number of discussions during that time which the Company and its representatives had with potential buyers, and the belief that the sale of the Company for cash to Purchaser in the Offer and the Merger would be superior from a financial point of view to any proposal the Company might receive in the foreseeable future which had a reasonable likelihood of being consummated.

     (6) The conditions to closing of the Offer, including certain regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976) and obtaining certain consents (including certain consents of the Company's lending banks), and the likelihood of satisfying the conditions to the Offer.

     (7) The fact that the Offer is not conditioned on Parent and Purchaser obtaining financing, and that Parent and Purchaser represent in the Merger Agreement that notwithstanding any provisions of their commitment letters, sufficient funds to close the transactions will be available either pursuant to the commitment letters or from other sources at the times required under the Merger Agreement.

     (8) The fact that, while prohibiting the Company from actively soliciting a Takeover Proposal (as defined in the Merger Agreement) involving the Company or its subsidiaries, the Merger Agreement permits the Company and its representatives, subject to certain limitations, to participate in discussions or negotiations with or furnish information to a third party that has made a bona fide written Takeover Proposal if (a) the Company's Board of Directors reasonably determines in good faith (after consultation with its financial advisor) that taking such action would be reasonably likely to lead to the delivery to the Company of a Superior Proposal (as defined in the Merger Agreement) and (b) the Board determines in good faith (after consultation with outside legal counsel) that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

     (9) The fact that, pursuant to the Merger Agreement, the Company's Board of Directors has the right, prior to acceptance for payment of Shares by Purchaser pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Proposal, if (i) the Board reasonably determines in good faith (after consultation with outside counsel) that it is necessary to terminate the Merger Agreement in order to comply with its fiduciary duties to the Company's shareholders under applicable law, (ii) five business days have elapsed following delivery to Parent of a written notice of such determination by the Board and during such five business day period the Company has fully cooperated with Parent with the intent of enabling both parties to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated by the Merger Agreement may be effected, (iii) at the end of such five business day period the Takeover Proposal continues to constitute a Superior Proposal and the Board confirms its determination (after consultation with outside counsel) that it is necessary to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal to comply with its fiduciary duties under applicable law, (iv) at or prior to such termination Parent has received an $80 million termination fee, and (v) immediately following such termination, the Company enters into a definitive agreement with respect to the Superior Proposal. The Board also considered that the provisions noted above and in paragraph (8) had been insisted on by Parent.

     (10) The Board's review of the current economic climate in certain regions, nationally and internationally, and its impact on the U.S. cement industry.

   The foregoing discussion of the information and the positive and negative factors considered by the Board of Directors of the Company is not intended to be exhaustive, but is believed to include the material factors considered by the Board in connection with its decision to unanimously recommend the Offer and the Merger. The Board did not quantify or otherwise attempt to assign relative weights to the factors it considered or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to different factors.

 Intent to Tender.

   To the Company's knowledge, after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The Company's subsidiaries do not own any Shares, and any Shares that were owned by such subsidiaries would be cancelled in the Merger.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   As noted in Items 3 and 4 above, the Company has engaged Lehman Brothers as its lead and primary financial advisor pursuant to an engagement letter dated January 28, 2000. Pursuant to the terms of that engagement letter, the Company has paid Lehman Brothers $250,000, which became payable upon the signing of the engagement letter, and an additional $2.5 million, which became payable upon delivery of Lehman Brothers' fairness opinion with respect to the Offer and the Merger. Further, pursuant to the terms of the engagement letter, the Company has agreed to pay Lehman Brothers upon the consummation of the Offer a fee equal to 0.60% of the Consideration involved, less the amounts paid above. "Consideration" is defined in the engagement letter as the gross value of all cash, securities and other property paid directly or indirectly by an acquirer to a seller or sellers in connection with a Subject Transaction, which includes the Offer and the Merger (including without limitation all amounts paid, distributed, or issued to the holders of convertible securities, options, warrants, stock appreciation rights or similar rights or securities in the Company in connection with such sale). "Consideration" is also deemed to include the aggregate principal amount of any indebtedness for money borrowed and any unfunded pension liabilities and guarantees of the Company or its subsidiaries at the time of public announcement of the transaction. This additional fee payable to Lehman Brothers would amount to approximately $14.5 million if the Offer is consummated at a price of $73 per Share.

   The Company has also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its legal counsel, incurred in connection with its representation of the Company, and to indemnify Lehman Brothers and certain related persons against certain liabilities resulting from or arising out of or in connection with its performance of services under the engagement letter.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   To the knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Negotiations.

   Except as set forth in this Schedule, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer for or other acquisition of securities of the Company; (ii) any extraordinary transaction, such as a merger or reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Transactions and Other Matters.

   Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters enumerated in clauses (i) through (iv) of the preceding paragraph.

Item 8. Additional Information.

   Information Statement. The Information Statement attached hereto as Annex II is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors, other than at a meeting of the Company's shareholders, and is incorporated herein by reference.

   Applicable Louisiana Law. The Company is a Louisiana corporation. The Louisiana Control Share Acquisition Statute (Sections 135 through 140.2 of the
LBCL) provides that persons who acquire specified levels of voting stock may not exercise the right to vote those shares unless the remaining shareholders vote to allow it. At a meeting held on September 28, 2000, the Board of Directors of the Company amended the Company's Bylaws to provide that the provisions of this statute do not apply to control share acquisitions of shares of the Company. The provisions of this statute therefore will not apply to the Offer or the Merger.

   Section 133 of the LBCL provides that a "business combination" (which includes a merger of the corporation) with any person that beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation, must be approved by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation. At a meeting held on September 28, 2000, the Board adopted resolutions providing that Section 133 of the LBCL shall not apply to the Offer or to the Merger.

   Article IX of the Company's Restated Articles of Incorporation requires the affirmative vote or consent of the holders of 80% of all classes of stock of the Company entitled to vote to approve any merger of the Company with or into another corporation if such other corporation is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of stock of the Company. The foregoing provisions of the Company's Restated Articles of Incorporation are inapplicable to any merger or similar transaction if the Board of Directors of the Company has approved a memorandum of understanding with such other corporation prior to the time such other corporation became such a beneficial owner of shares. At a meeting held on September 28, 2000, the Board of Directors of the Company adopted resolutions approving the Merger Agreement as a memorandum of understanding within the meaning of the Company's Restated Articles of Incorporation. As a consequence, such provisions do not apply to the Merger.

   Pursuant to Section 131 of the LBCL, in certain circumstances the shareholders of a Louisiana corporation that has, by vote of its shareholders, become a party to a merger, who voted against such action have the right to dissent and demand in writing the fair cash value of their Shares. Such rights may apply to the Merger in certain circumstances, but do not apply to the Offer. For a description of these rights, see Item 12 of the Offer to Purchase (which is included as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference).

   Rights Agreement. The provisions of the Rights Agreement and the Rights issued under it may in some cases discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase or similar means. The Company has amended the Rights Agreement, effective as of September 28, 2000.

   The amendment provides that, notwithstanding anything to the contrary contained in the Rights Agreement, neither Parent, Purchaser nor any of their Affiliates or Associates (as defined in the Rights Agreement) shall be deemed to be the Beneficial Owner of, or to beneficially own, any of the Common Stock by virtue of the approval, execution and delivery of the Merger Agreement, the option to purchase shares of Common Stock set forth in the Merger Agreement, the making of the Offer, or the consummation of the transactions contemplated by the Merger Agreement.

   The amendment also provides that, notwithstanding anything to the contrary contained in the Rights Agreement, the Rights may not be exercised at or after the acceptance for payment of shares of Common Stock in the Offer. The amendment also provides that the Rights, if they have not expired earlier, will expire upon the acceptance for payment of shares of Common Stock in the Offer.

   Finally, the amendment provides that, notwithstanding anything to the contrary contained in the Rights Agreement, the approval, execution and delivery of the Merger Agreement (including any amendments thereto), the option to purchase shares of Common Stock set forth in the Merger Agreement, the making of the Offer or the consummation of the transactions contemplated by the Merger Agreement shall not cause (i) Purchaser,

Parent or any of their Affiliates or Associates to be an Acquiring Person; (ii) a Stock Acquisition Date to occur; (iii) a Distribution Date to occur; or (iv) the Rights to become exercisable (as all such terms are defined in the Rights Agreement).

   The amendment is filed as Exhibit (e)(29) to this Schedule and is incorporated herein by reference.

   Certain Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

   Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 calendar day waiting period following the filing by Parent and the Company of Notification and Report Forms with respect to the Offer. Such filings are expected to be made no later than October 10, 2000. The Antitrust Division or the FTC may extend the waiting periods of such filings by requesting additional information and documentary material relevant to the Offer. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after Parent and the Company have substantially complied with such request.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the transactions contemplated by the Offer and the Merger Agreement, seeking divestiture of Shares so acquired or divestiture of substantial assets of the Company, Parent or Purchaser or any of their respective subsidiaries. State attorneys general may bring such actions under certain circumstances. While the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

   One vessel owned by a subsidiary of the Company (the "Ship") that is engaged in the coastwise trade for purposes of the United States maritime laws cannot legally be owned directly or indirectly by a person that is not a U.S. citizen (as defined in the maritime laws). Parent is not a U.S. citizen. Therefore in the Merger Agreement, the Company has agreed that prior to consummation of the Offer, the Company shall, and shall cause its Subsidiaries to (i)(A) sell or transfer the Ship to a citizen of the United States, which citizen is designated by Parent and entitled to register the Ship in unrestricted coastwise trade, and (B) enter into a leaseback or time charter arrangement on terms approved by Parent (which approval shall not be unreasonably withheld) and in compliance with United States maritime law or (ii) subject to Parent's approval (which approval shall not be unreasonably withheld), make such other arrangements and agreements with respect to the Ship as may be necessary to permit the purchase of Shares by Purchaser pursuant to the Offer without contravention of the United States citizenship and other requirements of United States maritime law, without incurring tax payments (other than those occasioned by termination of the capital construction fund) by the Company or any of its subsidiaries or restrictions on operation of such vessels materially different than those restrictions in place as of the date hereof. The Company has also agreed to obtain from the United States Maritime Administration any consents required for these actions or for the transfer or termination of the capital construction fund related to the Ship and two other vessels owned by a subsidiary of the Company.

   Lender Consents. The Company's bank credit facilities provide that a change of control, such as the purchase of Shares in the Offer, constitutes an event of default. As a condition to the Offer, the Company must obtain consents or amendments to certain of its debt agreements to waive until the earlier of March 31, 2001 or the Effective Time any defaults that may occur by reason of the consummation of the Offer and to defer any right to repayment by reason of a change of control until the Effective Time. In certain cases, the terms of such waivers or amendments are subject to the approval of Parent, which Parent has agreed will not be unreasonably withheld.

Item 9. Exhibits.

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
  (a)(1) Offer to Purchase dated October 5, 2000--incorporated by reference to
         Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Parent on
         October 5, 2000 (the "Schedule TO").

  (a)(2) Letter of Transmittal--incorporated herein by reference to Exhibit
         (a)(1)(B) to the Schedule TO.

  (a)(3) Summary Advertisement as published in The Wall Street Journal on
         October 5, 2000--incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO.

 *(a)(4) Letter to the Company's shareholders dated October 5, 2000.

  (a)(5) Joint Press Release issued by Parent and the Company on September 29,
         2000--incorporated by reference to Exhibit (a)(5)(A) to the Schedule
         TO.

 *(a)(6) Opinion of Lehman Brothers Inc. dated September 28, 2000--included as
         Annex I to this Schedule.

  (e)(1) Agreement and Plan of Merger, dated as of September 28, 2000, by and among Purchaser, Parent and the Company--incorporated by reference to
         Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 29, 2000.

 *(e)(2) Information Statement of the Company, dated October 5, 2000--included as Annex II to this Schedule.

 *(e)(3) Confidentiality Agreement, dated as of August 11, 2000, between Parent and the Company.

  (e)(4) 1987 Stock Option Plan of Southdown, Inc.--incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended 1992 (Commission File No. 1-6117).

  (e)(5) Form of Nonqualified Stock Option Agreement--incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended 1997.

  (e)(6) 1989 Stock Option Plan of Southdown, Inc.--incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended 1998.

  (e)(7) Forms of Nonqualified Stock Option Agreement--incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended 1997.

  (e)(8) Special Severance Plan for Salaried Employees, as amended and restated effective January 31, 2000--incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended
         1999 (the "1999 10-K").

  (e)(9) Form of Employment Agreements between the Company and certain executive officers, as more specifically described below--incorporated by reference to Exhibit 10.6 to the 1999 10-K:

                                                                    Date of
                                                                   Employment
       Name of Officer                                             Agreement
       ---------------                                          ----------------
       (a) Clarence C. Comer................................... January 31, 2000
       (b) J. Bruce Tompkins................................... January 31, 2000
       (c) Dennis M. Thies..................................... January 31, 2000

  Exhibit
   Number                       Description of Exhibit
  -------                       ----------------------
 (e)(10)    Form of Employment Agreements between the Company and certain executive officers, as more specifically described below--
            incorporated by reference to Exhibit 10.7 to the 1999 10-K:

                                                                    Date of
                                                                   Employment
       Name of Officer                                             Agreement
       ---------------                                          ----------------
       (a) Patrick S. Bullard.................................. January 31, 2000
       (b) R. Frank Craddock, Jr. ............................. January 31, 2000
       (c) Stephen R. Miley.................................... January 31, 2000
       (d) David J. Repasz..................................... January 31, 2000

 (e)(11) Form of Indemnification Agreement between the Company and certain executive officers and directors dated January 31, 2000-- incorporated by reference to Exhibit 10.8 to the 1999 10-K.

 (e)(12) Form of Tax Protection Agreement between the Company and certain executive officers dated January 31, 2000--incorporated by reference to Exhibit 10.9 to the 1999 10-K.

 (e)(13) Southdown, Inc. Executive Severance Plan, as amended and restated effective January 31, 2000--incorporated by reference to Exhibit
            10.10 to the 1999 10-K.

 (e)(14)    Southdown, Inc. 1991 Nonqualified Stock Option Plan for Non-
            Employee Directors as amended November 21, 1996--incorporated by reference from Exhibit 10.11 to the Company's Annual Report on Form
            10-K for the fiscal year ended 1996.

 (e)(15)    Amendment to the Southdown, Inc. 1991 Nonqualified Stock Option
            Plan for Non-Employee Directors--incorporated by reference to
            Exhibit 10.12 to the 1999 10-K.

 (e)(16) Amendment to Directors' Stock Option Plan--incorporated by reference to Exhibit 10.13 to the 1999 10-K.

 (e)(17) Southdown, Inc. Annual Incentive Plan dated April 11, 1996-- incorporated by reference to Exhibit 10.13 to the Company's Annual
            Report on Form 10-K for the fiscal year ended 1996.

 (e)(18)    Southdown, Inc. Key Employee Security Option Plan(TM) effective
            December 30, 1997--incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended
            1997.

 (e)(19)    Supplemental Executive Retirement Plan, as amended effective
            January 31, 2000--incorporated by reference to Exhibit 10.16 to the 1999 10-K.

 (e)(20)    Form of Supplemental Executive Retirement Plan, Agreement Outlining
            Supplemental Benefits Upon a Change in Control between the Company and certain executive officers, dated January 1, 2000--incorporated by reference to Exhibit 10.17 to the 1999 10-K.

 (e)(21)    Southdown, Inc. 1999 Phantom Stock Plan for Non-Employee
            Directors--incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-
            78887) filed on May 20, 1999.

 (e)(22)    Southdown, Inc. Phantom Stock and Deferred Compensation Plan for
            Non-Employee Directors, dated November 30, 1996, as amended on
            March 25, 1999--incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated May 20, 1999.

 (e)(23)    Southdown, Inc. Directors' Retirement Plan effective February 14,
            1995, as amended through March 25, 1999--incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K dated
            May 20, 1999.

 (e)(24)    Southdown, Inc. 1999 Restricted Stock Grants Plan dated January
            1999 and Form of Restricted Stock Agreement effective as of January
            21, 1999--incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated May 20, 1999.

  Exhibit
   Number                         Description of Exhibit
  -------                         ----------------------
  (e)(25)   Southdown, Inc. Pension Plan as adopted on May 19, 1994--
            incorporated by reference to Exhibit 99.1 to the Company's
            Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

  (e)(26)   Southdown, Inc. Retirement Savings Plan as amended and restated on
            July 1, 1990--incorporated by reference to Exhibit 99.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June
            30, 1994 (Commission File No. 1-6117).

 *(e)(27)   Amendment to Company's Key Employee Security Option Plan(TM) dated
            September 28, 2000.

  (e)(28)   Rights Agreement dated as of March 4, 1991 between the Company and
            American Stock Transfer and Trust Company, as Successor Rights
            Agent--incorporated by reference to Exhibit 4.3 to the Company's
            Annual Report on Form 10-K for the fiscal year ended 1996.

 *(e)(29) First Amendment to Rights Agreement dated September 28, 2000 between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent.

  (e)(30) Southdown, Inc. Pension Plan as adopted on May 19, 1994-- incorporated by reference to Exhibit 99.1 to the Company's
            Quarterly Report on Form 10-Q for the quarter ended June 30, 1994
            (Commission File No. 1-6117).

--------
*Filed herewith.

                                   SIGNATURE

   After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SOUTHDOWN, INC.

                                          By: Patrick S. Bullard
                                              Senior Vice President-General
                                              Counsel and Secretary

Dated: October 5, 2000

                                                                         ANNEX I

                      [LEHMAN BROTHERS LOGO APPEARS HERE]

                                                            September 28, 2000

Board of Directors
Southdown, Inc.
1200 Smith Street, Suite 2400
Houston, Texas 77002

Members of the Board:

   We understand that Southdown, Inc. ("Southdown" or the "Company") intends to enter into an agreement with Cemex S.A. de C.V. ("Cemex") pursuant to which Cemex will purchase all of the issued and outstanding shares of Southdown common stock for $73.00 per share in cash by means of a tender offer and subsequent merger of the Company with an indirect subsidiary of Cemex ("Acquisition Sub") (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated September 28, 2000 (the "Agreement") by and among Cemex, Acquisition Sub and Southdown.

   We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

   In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and Cemex that we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including without limitation the financial results expected by the management of the Company for the quarter ended September 30, 2000, (4) a trading history of the Company's common stock from September 22, 1995 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, (7) publicly available reports prepared by independent research analysts regarding the future financial performance of the Company, including a comparison of analyst estimates for the quarter ended September 30, 2000 and the full year ended December 31, 2000 with the current estimates of the management of the Company for such periods, and (8) the results of our extensive efforts to solicit indications of interest or proposals from third parties with respect to a purchase of, or other business combination transaction with, the Company. In addition, we have had discussions with the management of the Company concerning the outlook for the cement industry generally, and the business, operations, assets, financial condition and prospects of the Company in particular, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

   In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and we have relied upon such projections in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

   Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

   We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. Mr. Steven B. Wolitzer, a Managing Director of Lehman Brothers, is also a director of the Company. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          [LEHMAN BROTHERS LOGO APPEARS HERE]

                                                                        ANNEX II

                             INFORMATION STATEMENT

                                SOUTHDOWN, INC.
                         1200 SMITH STREET, SUITE 2400
                              HOUSTON, TEXAS 77002
                                  713-650-6200

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER

                               ----------------

No vote or other action of the Company's shareholders is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send the Company a proxy.

                               ----------------

   This Information Statement is being mailed on or about October 5, 2000, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 of Southdown, Inc., a Louisiana corporation (the "Company"), to the holders of record of shares of common stock, par value $1.25 per share, and the related rights to purchase preferred stock, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by CEMEX, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in such Schedule 14D-9 (together with the Exhibits and Annexes thereto, the "Schedule 14D-9"), which is incorporated herein by reference.

   On September 28, 2000, the Company, Parent and CENA Acquisition Corp., a Delaware corporation and indirect subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding Shares, at a price per share of $73.00, net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated October 5, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on October 5, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Louisiana Business Corporation Law ("LBCL") and the General Corporation Law of the State of Delaware, the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than Shares that are owned by Parent, Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and (unless the Merger has been approved by vote of at least 80 percent of the outstanding shares and the Merger is not effected as a short form merger under
Section 112(G) of the LBCL) Shares held by dissenting shareholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 131 of the LBCL), will be converted into the right to receive, without interest, an amount in cash equal to $73.00, or such higher price per Share as may be paid pursuant to the Offer.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 5, 2000. The Offer is currently scheduled to expire at 12:01 a.m., New York City time, on Friday, November 3, 2000, unless extended in accordance with the Merger Agreement.

   The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex II, which was filed by the Company with the Commission on October 5, 2000 and which is being mailed to shareholders along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement, including the information incorporated herein, carefully. You are not, however, required to take any action in connection with the matters set forth herein.

General Information Regarding the Company

   The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. At September 30, 2000, there were 35,954,927 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. The Board currently consists of 11 members.

Right to Designate Directors; Purchaser's Designees

   The Merger Agreement provides that, promptly upon the purchase of and payment for not less than a majority of the issued and outstanding Shares on a fully diluted basis pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Company's Board of Directors such number of directors, rounded up to the next whole number, such that the percentage of its designees on the Board shall equal the percentage of the outstanding Shares on a fully diluted basis purchased and paid for by Parent and its direct or indirect subsidiaries. Pursuant to the terms of the Merger Agreement, the Offer is conditioned on the tender of at least two-thirds of the fully diluted Shares. The Company has agreed, upon request of Purchaser, to use its reasonable best efforts promptly to cause Parent's designees (and any replacement designees in the event that any designee shall no longer be on the Board of Directors) to be so elected to the Company's Board, and in furtherance thereof, to the extent necessary, increase the size of the Board of Directors or use its reasonable best efforts to obtain the resignation of such number of its current directors as is necessary to give effect to the foregoing. At such time, the Company shall also, upon the request of Purchaser, use its reasonable best efforts to cause the Persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of each committee of the Company's Board of Directors (and the boards of directors and certain committees of its subsidiaries). Notwithstanding the foregoing, until the Effective Time (as defined in the Merger Agreement), the Board of Directors of the Company shall have at least three directors who were directors of the Company on the date of the Merger Agreement and who were not officers of the Company or any of its subsidiaries (the "Independent Directors"); provided, however, that (x) notwithstanding the foregoing, in no event shall the requirement to have at least three Independent Directors result in Parent's designees constituting less than a majority of the Company's Board of Directors unless Parent shall have failed to designate a sufficient number of Persons to constitute at least a majority and (y) if the number of Independent Directors shall be reduced below three for any reason whatsoever (or if immediately following consummation of the Offer there are not at least three then-existing directors of the Company who (1) are Qualified Persons (as defined below) and (2) are willing to serve as Independent Directors), then the number of Independent Directors required hereunder shall be reduced to equal the number of then-serving Independent Directors, unless the remaining Independent Director or Independent Directors are able to identify a person or persons, as the case may be, who are not officers or affiliates of the Company, Parent or any of their respective subsidiaries (any such person being referred to herein as a "Qualified Person") willing to serve as an Independent Director, in which case such remaining Independent Director or Independent Directors shall be entitled to designate any such Qualified Person or Persons to fill such vacancies, and such designated Qualified Person shall be deemed to be an Independent Director for purposes of the Merger Agreement, or if no Independent Directors then remain, the other Directors shall be entitled to designate three Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

   Purchaser has informed the Company that it will choose the initial Purchaser designees from the persons listed below. With respect to Purchaser's designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, age, citizenship, address and occupation of each such Purchaser designee. Purchaser has informed the Company that each of Purchaser's designees listed below has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser designees, subject to the requirements of Rule 14f-1.

   It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than the expiration date of the Offer, as it may be extended in accordance with the Merger Agreement, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board.

Name, Age of                                 Present Principal
Designee                   Citizen of        Business Address          Five Year Employment History
------------              ------------- --------------------------- ---------------------------------
Hector Medina (49)......  Mexico        Ave. Constitucion 444 Pte., Executive Vice President of
                                        Monterrey, Mexico 64000     Planning and Finance of CEMEX
                                                                    since 1996. Mr. Medina was
                                                                    President of CEMEX Mexico from
                                                                    1994 to 1996.
Ramiro G. Villarreal      Mexico        Ave. Constitucion 444 Pte., General Counsel of CEMEX since
 (53)...................                Monterrey, Mexico 64000     1987. Mr. Villarreal has served
                                                                    as Secretary of CEMEX since 1995.
Francisco Garza (45)....  Mexico        Ave. Constitucion 444 Pte., President of CEMEX North America
                                        Monterrey, Mexico 64000     and Trading since 1998. Mr. Garza
                                                                    was President of CEMEX Mexico and
                                                                    CEMEX USA from 1996 to 1998 and
                                                                    President of Vencemos and Cemento
                                                                    Bayano from 1994 to 1996.
Timothy R. Cottrell       United States Ave. Constitucion 444 Pte., Director of Taxation of CEMEX
 (36)...................                Monterrey, Mexico 64000     since 2000, Partner of Jensen
                                                                    Cottrell & Co., L.L.P. from 1997
                                                                    to 2000, Senior Manager of Ernst
                                                                    & Young L.L.P. from 1995 to 1997.
Gilberto Perez (39).....  Mexico        One Riverway, Suite 2200,   President of CEMEX USA since
                                        Houston, Texas 77056        1998. Prior to that time, Mr.
                                                                    Perez was Vice President of
                                                                    Planning and Marketing for CEMEX
                                                                    Mexico and Planning Vice
                                                                    President of CEMEX Venezuela. Mr.
                                                                    Perez has been employed with
                                                                    CEMEX since 1989.
Jill Simeone (33).......  United States One Riverway, Suite 2200,   Director and Chief Executive
                                        Houston, Texas 77056        Officer of CENA Acquisition Corp.
                                                                    since 2000. Ms. Simeone is
                                                                    General Counsel of CEMEX USA
                                                                    since 1999. From 1998 to 1999,
                                                                    Ms. Simeone was a visiting law
                                                                    professor at the Facultad Libre
                                                                    Derecho in Monterrey and a
                                                                    Fulbright Scholar at ITESM in
                                                                    Monterrey, Mexico from 1998 to
                                                                    1999. From 1993 to 1998, she was
                                                                    a prosecutor in the Manhattan
                                                                    District Attorney's office.
Jeffrey H. Smith (42)...  United States One Riverway, Suite 2200,   Director and Treasurer of CENA
                                        Houston, Texas 77056        Acquisition Corp. since 2000. Mr.
                                                                    Smith is Senior Vice President of
                                                                    Administration of CEMEX USA since
                                                                    1994.
Andrew M. Miller (45)...  United States One Riverway, Suite 2200,   Director and Secretary of CENA
                                        Houston, Texas 77056        Acquisition Corp. since 2000. Mr.
                                                                    Miller is Senior Vice President
                                                                    of Human Resources of CEMEX USA
                                                                    since 1998. He was employed at
                                                                    Molex Inc. from 1996 to 1998. He
                                                                    was also Vice President of Human
                                                                    Resources of Little Tikes, Inc.,
                                                                    a division of Rubbermaid, Inc.
                                                                    from 1995 to 1996. Prior to that
                                                                    time, Mr. Miller was Vice
                                                                    President of Human Resources of
                                                                    Rubbermaid Specialty Products. He
                                                                    currently serves on the
                                                                    Development Board of the Diocese
                                                                    of Galveston-Houston, Texas.
Thomas J. Edgeller        United States One Riverway, Suite 2200,   Senior Controller of CEMEX USA
 (40)...................                Houston, Texas 77056        since 1994.
Rose Mary Clyburn (46)..  United States One Riverway, Suite 2200,   Senior Vice President of Cement
                                        Houston, Texas 77056        of CEMEX USA since 1998. Ms.
                                                                    Clyburn was Director of Global
                                                                    Sales and Marketing of PPG
                                                                    Industries Chemical Group. She is
                                                                    on the Board of Directors of the
                                                                    Portland Cement Association and
                                                                    the American Concrete Paving
                                                                    Association and is on the
                                                                    Executive Committee of the Cement
                                                                    and Concrete Promotion Council of
                                                                    Texas.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The directors and executive officers of the Company, their ages and their positions are set forth below. Each director and executive officer of the Company is a citizen of the United States.

Directors of the Company

   The directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

   The following directors are Class I directors whose terms expire at the 2001 Annual Meeting of Shareholders.

   Robert S. Evans, 56, has served as a Director of the Company since 1998. Mr. Evans is Chairman and Chief Executive Officer of Crane Co., a diversified manufacturer of engineered products, a position he has held for more than five years. He is also a director of Fansteel, Inc., a specialty metals manufacturer, of Hexcel Corporation, a manufacturer of advanced structural materials, of Huttig Building Products, Inc., a distributor of building materials, and of HBD Industries, Inc., a holding company of a diversified manufacturer.

   David J. Tippeconnic, 60, has served as a Director of the Company since 1996. Mr. Tippeconnic is President and Chief Executive Officer of CITGO Petroleum Corporation, a refiner and marketer of petroleum products, petrochemicals and other industrial products. From 1995 to 1997, when he assumed his present position, he was President and Chief Executive Officer of UNO-VEN Company, a joint venture between Unocal and Petroleos de Venezuela S.A. that refines and markets petroleum products.

   V. H. Van Horn III, 62, has served as a Director of the Company since 1988. Mr. Van Horn was President, Chief Executive Officer and a director of National Convenience Stores, Inc., an operator of convenience stores, for more than five years prior to his retirement in 1996.

   Steven B. Wolitzer, 47, has served as a Director of the Company since 1993. Mr. Wolitzer is Managing Director, Head of Mergers and Acquisitions Group, of Lehman Brothers Inc., an investment banking firm. He has held this position for more than five years.

   The following directors are Class II directors whose terms expire at the 2002 Annual Meeting of Shareholders.

   Frank J. Ryan, 69, has served as a Director since 1993. Since 1990, Mr. Ryan has been a private investor. Prior to that time he was President and Chief Operating Officer of Air Products and Chemicals, Inc., a manufacturer of industrial gases and chemicals.

   Whitson Sadler, 59, has served as a Director since 1996. Mr. Sadler is President and Chief Executive Officer of Solvay America, Inc., a United States subsidiary of Solvay S.A., a position he has held for more than five years. Solvay S.A. is a major European chemical company headquartered in Brussels, Belgium.

   J. Bruce Tompkins, 51, has served as a Director since 1998. Mr. Tompkins is the Company's Executive Vice President and Chief Operating Officer. Before he was elected to that office in October 1997, he was the Company's Executive Vice President--Cement for more than five years.

   The following directors are Class III directors whose terms expire at the Annual Meeting of Shareholders in 2003.

   Clarence C. Comer, 52, serves as a Director, as well as President and Chief Executive Officer of the Company. Mr. Comer has served as President and Chief Executive Officer since February 1987 and has served as a Director of the Company since 1986. Mr. Comer is also a director of Consolidated Graphics, Inc., a company engaged in commercial and financial printing.

   Robert G. Potter, 61, has served as a Director of the Company since 1996. Mr. Potter was Chairman and Chief Executive Officer of Solutia Inc., a diversified manufacturer of specialty chemical products, from 1997 until his retirement in 1999. For more than five years prior to assuming his position with Solutia, Mr. Potter was the Executive Vice President and Advisory Director of Monsanto Company, a diversified chemical and manufacturing company. Mr. Potter is also a director of Solutia Inc. and of Stepan Co., a manufacturer of specialty and intermediate chemicals.

   Robert J. Slater, 63, has served as a Director of the Company since 1993. Mr. Slater is President of Jackson Consulting, Inc., a private consulting and investment company specializing in advising basic industries, and has served in that position for more than five years. He is also a director of First Industry Realty Trust, Inc., an owner and operator of industrial real estate.

   George E. Uding, Jr., 68, has served as a Director of the Company since 1998. Mr. Uding served as President, Chief Operating Officer and a director of Medusa Corporation for more than five years prior to his retirement in June 1998. Prior to the Company's merger with Medusa, Medusa was a publicly-held manufacturer of portland cement and producer of other construction materials.

Executive Officers of the Company

   The following list sets forth the names, ages and offices of the Company's executive officers. The periods during which they have served in these capacities are indicated in the description of their business experience below. Each executive officer is elected for a one year term to serve until the next annual meeting of the Board of Directors, or until his successor has been duly elected and qualified.

   Clarence C. Comer (52)..  President, Chief Executive Officer and a Director
   J. Bruce Tompkins (51)..  Executive Vice President, Chief Operating Officer and a Director
   Dennis M. Thies (51)....  Executive Vice President--Finance and Chief Financial Officer
   David J. Repasz (50)....  Senior Vice President--Cement Operations
   Patrick S. Bullard        Senior Vice President--General Counsel and Secretary
    (38)...................
   Stephen R. Miley (53)...  Senior Vice President--Cement Sales
   R. Frank Craddock, Jr.    Senior Vice President--Concrete, Aggregates and Minerals
    (42)...................
   Thomas E. Daman (44)....  Vice President and Treasurer
   Ricardo Arrendondo        Vice President and Controller
    (48)...................

   Mr. Comer was elected President and Chief Executive Officer in February
1987.

   Mr. Tompkins was elected Executive Vice President and Chief Operating Officer in October 1997. For more than five years prior to that time, Mr. Tompkins was Executive Vice President--Cement Group.

   Mr. Thies was elected Executive Vice President--Finance and Chief Financial Officer in March 1998. From May 1995 to March 1998, Mr. Thies was Senior Vice President--Corporate Development. From April 1992 to May 1995, Mr. Thies was Senior Vice President--Environmental Systems.

   Mr. Repasz was elected Senior Vice President--Cement Operations in March 1998. From January 1997 to March 1998, Mr. Repasz was Vice President-- Operations and from August 1995 to January 1997, Mr. Repasz was Director of Manufacturing Services of the Company. For more than five years prior to that time, Mr. Repasz was a Plant Manager for Essroc Cement Corporation.

   Mr. Bullard was elected Senior Vice President--General Counsel and Secretary in December 1998. From May 1996 to December 1998, Mr. Bullard was Vice President--General Counsel and Secretary. From August 1995 to May 1996, Mr. Bullard was Vice President and General Counsel. From May 1993 to that time Mr. Bullard was associated with the law firm of Bracewell & Patterson, L.L.P., Houston, Texas.

   Mr. Miley was elected Senior Vice President--Cement Sales in March 1998. From September 1994 to March 1998, Mr. Miley served as Corporate Vice President--Sales.

   Mr. Craddock was elected Senior Vice President--Concrete, Aggregates and Minerals in December 1999. From March 1998 to December 1999, Mr. Craddock was Senior Vice President--Concrete Products. For more than five years prior to that time, Mr. Craddock was Vice President and Regional Manager of the Company's Florida concrete operations.

   Mr. Daman was elected Vice President and Treasurer in May 1997. From February 1996 to May 1997, Mr. Daman was Treasurer. For more than five years prior to that time he served as Assistant Treasurer.

   Mr. Arredondo was elected Vice President and Controller in August 1999. From February 1998 to August 1999, Mr. Arredondo was Vice President and Controller-- Concrete Products. From August 1995 to February 1998, Mr. Arredondo was Director of Internal Audit and from September 1994 to August 1995, Mr. Arredondo was Director of Purchasing.

Board of Directors and Committees

 Meetings of the Board of Directors in 1999

   The Company's Board of Directors met six times during 1999.

 Board Committees of the Board of Directors in 1999

   Finance and Audit Committee

   The Finance and Audit Committee reviews the Company's financial statements with the Company's independent auditors, including a discussion of the Company's accounting principles and the integrity and clarity of the Company's financial reporting processes. The committee reviews audit plans and results; inquires into the effectiveness of the Company's financial and accounting controls and the Company's internal auditing procedures; and reviews the adequacy of the Company's information systems. The committee also reviews the financial performance of the Company's defined benefit employee retirement plan. In addition, the committee makes recommendations to the whole Board regarding selection of independent auditors, current and proposed financing strategies, issuance and repurchases of the Company's securities and dividend and other distribution policies.

   The members of the Finance and Audit Committee are Mr. Sadler (Chairman), Mr. Ryan, Mr. Slater, Mr. Van Horn and Mr. Wolitzer. Each member of the committee is "Independent" as that term is defined under Section
303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards. The committee met eleven times in 1999.

   Compensation and Development Committee

   The Compensation and Development Committee reviews compensation policies of the Company, reviews performance and approves compensation for the Company's Named Officers (as defined below) and administers the Company's stock option plans, other than the Company's 1991 Stock Option Plan for Non-Employee Directors, which is administered by the Nominating and Governance Committee. The committee also reviews the Company's management resources and its executive selection and development processes and reviews and evaluates long-range planning for an orderly succession of senior executives.

   The members of the Compensation and Development Committee are Mr. Potter (Chairman), Mr. Evans, Mr. Ryan, Mr. Tippeconnic and Mr. Van Horn. No member of the committee is an officer or employee of the Company. The committee met seven times during 1999.

   Nominating and Governance Committee

   The Nominating and Governance Committee researches and recommends to the Board nominees for election to the Board. The committee will review candidates for director suggested by any shareholder in writing to the Secretary of the Company at least 60 days prior to the anniversary date of the proxy statement for the Company's Annual Meeting of Shareholders. The committee reviews Board governance practices generally, including the structure and size of the Board. The committee also develops recommendations to set and monitor Board performance goals, including the process for developing and implementing Board performance assessment.

   The members of the Nominating and Governance Committee are Mr. Ryan (Chairman), Mr. Potter, Mr. Sadler, Mr. Uding and Mr. Wolitzer. No member of the committee is an officer or employee of the Company, although Mr. Uding provides consulting services to the Company under a consulting agreement. The committee met four times during 1999.

   As no proxies are being solicited by this Information Statement, the Nominating and Governance Committee is not taking any recommendations of nominees for the election of directors from the Company's shareholders.

   Public Policy Committee

   The Public Policy Committee reviews, monitors and makes recommendations regarding the Company's health, safety and environmental affairs policies; the Company's policies on important social, political and public issues, including governmental relations, community relations and charitable contributions; the Company's equal employment opportunity policies; and the Company's Code of Business Conduct.

   The members of the Public Policy Committee are Mr. Tippeconnic (Chairman), Mr. Slater, Mr. Tompkins and Mr. Uding. The Board formed the committee in May 1999 and it met three times during 1999.

Compensation of Directors

   As approved by shareholders in May 1999, compensation for Board members who are not employees of the Company depends exclusively on the Company's stock performance. Accordingly, the non-employee members of the Board of Directors are compensated for their services through grants of stock options under the 1991 Stock Option Plan for Non-Employee Directors. The plan calls for each non-employee director to be granted options to acquire 10,000 shares of Common Stock on the date of such director's first election to the Board and additional options to acquire 7,500 shares at each subsequent annual meeting of shareholders. Board committee chairmen receive an additional 500 options annually. The Chairman of the Board receives an additional 18,500 options annually. All options are granted with an exercise price equal to the fair market value of the Common Stock on the grant date and become fully exercisable in six months.

   Until May 1999, Mr. Ryan received a fee of $12,500 per month for his services as Chairman of the Board. Members of the Board, other than the Chairman and those directors who were employees, received a fee of $3,000 per month for their services as directors. At least 50% of these fees were paid in fair market value of Common Stock under the Company's Phantom Stock and Deferred Compensation Plan for Non-Employee Directors. That plan deferred the recognition of compensation by the director by deferring the issuance of the Common Stock earned until he leaves the Board. Also, until May 1999, the Company had a Directors' Retirement Plan which provided retirement benefits to all directors who were not covered by the Company's qualified retirement plan and who had served on the Board for a minimum of five years. The annual benefit payable at the later of age 65 or the date of retirement was equal to two-thirds of the total fees paid to the director during his last twelve months of service on the Board and was payable for a period equal to the period of his service on the Board.

   After the Company's 1999 Annual Meeting of Shareholders, future awards under the Phantom Stock and Deferred Compensation Plan were suspended. At the same time, benefits under the Directors' Retirement Plan were frozen, and each director elected to forego those benefits in exchange for phantom stock units similar to those issued under the phantom stock plan. The directors remain entitled to the stock accrued in their accounts under these phantom stock plans, although no future awards will be made. When cash dividends are paid on the Common Stock, Shares equal in fair market value to the amount of those dividends will be added to the unissued deferred Common Stock in the directors' accounts under these phantom stock plans. Pursuant to the Merger Agreement, the phantom stock plans have been terminated and the Shares issuable thereunder are being distributed in accordance with the terms of the plans.

   Mr. Uding performs consulting services under an agreement dated July 1, 1998 that provides for the payment, through June 30, 2003, of an annual retainer of $250,000 plus out-of-pocket expenses. This agreement also calls for an annual payment of up to $13,000 to Mr. Uding for the purchase of disability, life and health insurance. Mr. Uding was paid a total of $268,000 under this agreement in 1999.

   Mr. Wolitzer is a managing director of Lehman Brothers Inc., which provides investment banking services for the Company from time-to-time for which it receives customary fees and commissions.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

   This section contains tables that show the amount of compensation earned by the Company's five most highly paid executive officers during 1999 (the "Named Officers").

                                Annual Compensation                        Long Term Compensation
                                -------------------                 ------------------------------------
                                                          Other     Restricted  Securities
                                                          Annual      Stock     Underlying   All Other
Name & Principal Position  Year  Salary    Bonus       Compensation   Awards   Options/SARs Compensation
-------------------------  ---- -------- ----------    ------------ ---------- ------------ ------------
                                                           (2)          (3)                      (4)
Clarence C. Comer........  1999 $590,000 $1,036,630         --             --    145,000          -0-
 President and Chief       1998  546,000    700,000         --       $424,000     35,200          -0-
 Executive Officer         1997  546,000    645,372         --             --     36,000          -0-

J. Bruce Tompkins........  1999  410,000    602,700         --             --     84,000       $4,800
 Executive Vice President  1998  350,000    344,750         --        272,000     16,700        4,800
 and Chief Operating       1997  313,500    278,075         --             --     11,800        4,800
 Officer

Dennis M. Thies..........  1999  277,000    337,386         --             --     41,000        4,800
 Executive Vice            1998  243,383    220,641         --        144,000     11,000        4,800
  President--              1997  233,000    179,410         --             --      5,300        4,800
 Finance and Chief
 Financial Officer

David J. Repasz..........  1999  210,000    230,160         --             --     21,500        4,800
 Senior Vice President--   1998  180,000    136,850(1)      --         92,000      4,400        4,800
 Cement Operations         1997  142,033     85,835         --             --      2,200        4,800

Patrick S. Bullard.......  1999  200,000    216,600(1)      --             --     21,500        4,800
 Senior Vice President--   1998  165,666    132,940(1)      --         90,000      4,400        4,800
 General Counsel and       1997  143,000     92,448         --             --      2,200        4,800
 Secretary

--------
(1) These amounts include the following amounts deferred under the Company's Key Employee Security Option Plan: in 1999, $108,300 by Mr. Bullard, and in 1998, $136,850 and $93,058, respectively, by Mr. Repasz and Mr. Bullard. For a description of this plan, see "-- Key Employee Security Option Plan(TM)."
(2) Although the officers receive certain perquisites, such as a car allowance and life insurance, the value of these perquisites did not exceed the lesser of $50,000 or 10% of the officer's salary and bonus.
(3) The amount shown is the value of the restricted stock award on the date of grant, January 20, 1999. The award will vest in full three years from that date and is subject to the executive's continued employment. Dividends will be paid on the restricted stock.
(4) These amounts represent the Company's contribution to the Retirement Savings Plan on behalf of the executive.

Stock Option Grants in Last Fiscal Year

   The Company's 1987 Stock Option Plan and 1989 Stock Option Plan provide for the grant of stock options to the Company's key employees. The plans authorize the issuance of options to purchase a total of 7,000,000 shares of Common Stock (2,000,000 shares under the 1987 Plan and 5,000,000 shares under the 1989
Plan). The plans are administered by the Compensation and Development Committee. Members of the committee are not eligible to participate in the plans or any other plan administered by the committee at any time within one year prior to appointment or while serving on the committee, except the 1991 Nonqualified Stock Option Plan for Non-Employee Directors. The committee is authorized to select key employees to whom stock options are granted under the plans and to determine the number of shares, exercise price and terms of each option granted.

                  Option/SAR Grants to Named Officers in 1999

                                                                        Potential Realizable
                                                                          Value At Assumed
                          Number of     % Of Total                      Annual Rates of Stock
                          Securities   Options/SARs                      Price Appreciation
                          Underlying    Granted To  Exercise             For Option Term(4)
                         Options/SARs  Employees In or Base  Expiration ---------------------
          Name             Granted         1999     Price(3)    Date        5%        10%
          ----           ------------  ------------ -------- ---------- ---------- ----------
Clarence C. Comer.......    45,000(1)      7.72      56.28    1/20/09   $1,592,739 $4,036,312
Clarence C. Comer.......   100,000(2)     17.15      56.28    1/20/09    3,539,418  8,969,583
J. Bruce Tompkins.......    24,000(1)      4.12      56.28    1/20/09      849,461  2,152,700
J. Bruce Tompkins.......    60,000(2)     10.29      56.28    1/20/09    2,123,651  5,381,750
Dennis M. Thies.........    11,000(1)      1.89      56.28    1/20/09      389,336    986,654
Dennis M. Thies.........    30,000(2)      5.15      56.28    1/20/09    1,061,826  2,690,875
David J. Repasz.........     6,500(1)      1.11      56.28    1/20/09      230,062    583,023
David J. Repasz.........    15,000(2)      2.57      56.28    1/20/09      530,913  1,345,437
Patrick S. Bullard......     6,500(1)      1.11      56.28    1/20/09      230,062    583,023
Patrick S. Bullard......    15,000(2)      2.57      56.28    1/20/09      530,913  1,345,437

--------
(1) Options were granted under the 1989 Plan and become exercisable in annual increments of 25%.
(2) Options were granted under the 1989 Plan and become exercisable five years from date of grant.
(3) All options were granted with an exercise price equal to the fair market value of the Common Stock on the date of the grant.
(4) Potential realizable value was reported net of the option exercise price, but before taxes associated with the exercise. These amounts represent stated assumed rates of appreciation only. Actual values realized, if any, on stock option exercises are dependent on the future performance of the Common Stock and the officer's continued employment throughout the vesting period. Accordingly, the amounts reflected in this table may not necessarily be achieved.

    Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End
                               Option/SAR Values

                                               Number of Securities
                                              Underlying Unexercised    Value of Underexercised
                          Shares                  Options Held at      In-The-Money Options/SARs
                         Acquired                December 31, 1999       at December 31, 1999*
                            On      Value    ------------------------- -------------------------
          Name           Exercise  Realized  Exercisable Unexercisable Exercisable Unexercisable
          ----           -------- ---------- ----------- ------------- ----------- -------------
Clarence C. Comer.......  31,000  $1,309,011   18,300       201,900     $295,688     $731,438
J. Bruce Tompkins.......   7,450     290,278    8,575       106,925      136,950      251,681
Dennis M. Thies.........       0           0    6,700        48,525      156,614       97,603
David J. Repasz.........       0           0    8,700        26,400      229,538       35,913
Patrick S. Bullard......       0           0    6,650        26,875      159,028       49,064

--------
* Based upon the closing price of the Company's Common Stock on the New York Stock Exchange on December 31, 1999, which was $51.625.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

   The Company has employment agreements with Messrs. Comer, Tompkins, Thies, Repasz and Bullard. Under the employment agreements, the Company employs Mr. Comer as President and Chief Executive Officer at an annual salary of $663,000, Mr. Tompkins as Executive Vice President and Chief Operating Officer at an annual salary of $429,000, Mr. Thies as Executive Vice President-Finance and Chief Financial Officer at an annual salary of $299,000, Mr. Repasz as Senior Vice President-Cement Operations at an annual salary of $250,000 and Mr. Bullard as Senior Vice President-General Counsel and Secretary at an annual salary of $236,000. Under the terms of the employment agreements, the salaries of Messrs. Comer, Tompkins, Thies, Repasz and Bullard may be increased by the Board (or the appropriate Board committee) from time to time.

   Each executive is entitled to receive, in addition to his annual salary, discretionary bonuses pursuant to the Company's Annual Incentive Plan and certain fringe benefits, including the right to participate in the Company's group benefit plans. The agreements have a rolling one year term and are automatically extended daily unless there is notice of termination by either the Company or the executive, except that in the event of a change in control (as defined in the respective agreements) the agreement shall be for two years from the date of the change in control. If the executive's employment is terminated because of his death, disability or voluntary termination of employment prior to the occurrence of a "change in control" (as defined at the end of this paragraph) or if the executive is terminated for cause (as defined in the agreement), the executive shall receive only his annual salary on a pro rata basis to the date of termination. If, prior to a change in control event, the executive's employment is terminated other than for cause (as defined in the agreements), death or disability, or the executive resigns due to a breach by the Company of his or her agreement (and such breach is not remedied) the executive shall be entitled to a lump sum payment equal to two times his base annual salary (except Messrs. Repasz and Bullard, who would be entitled to a lump sum payment equal to his base annual salary). Upon the occurrence of a change in control event, vesting will be accelerated on all outstanding stock options and restricted stock previously granted to the executive and the executive shall be entitled to a lump sum amount, payable within ten days, equal to the executive's most recent annual bonus prorated based on the number of days in the calendar year that have elapsed prior to the change in control. If the executive's employment terminates within two years following a change in control event, the Company must (i) provide continued health and welfare benefit coverage for a three-year period and certain outplacement services for one year and (ii) pay the executive within 10 days a lump sum termination payment equal to 2.99 times the sum of his base annual salary and the greater of the executive's most recent annual bonus or his target annual bonus. Payments made to such executives under the employment agreements and other agreements which are subject to the provisions of Sections 280G and 4999 of the Internal Revenue Code ("Code"), shall be "grossed up" so that the executives shall not be required to bear any of the costs, including interest and penalties and any applicable income tax payable as a result of the gross up payment, associated with any of the excise tax payable in respect of any such payment. As used in the employment agreements, a "change in control" occurs if
(1) the Company reports a change of control in a filing with the SEC, (2) any person, entity or group (other than any employee benefit plan sponsored by the Company) is or becomes the beneficial owner of more than 40% of the Company's voting stock, or (3) following the election or removal of directors, a majority of the board consists of individuals who were not members of the board two years before such election or removal, unless the election of each director who was not a director at the beginning of such two-year period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the two-year period. For a period of one year after termination of an executive's employment under an agreement, the executive may not engage in the business of manufacturing or selling cement or ready-mixed concrete products or other products or services competitive at the time of termination with those sold or furnished by the Company within the United States unless the Company consents.

Pension Plans

   All of the Company's employees, including the Named Officers, are covered by a noncontributory, defined benefit pension plan sponsored by the Company. The retirement benefits to which an employee is entitled under the plan depend on, among other things, the employee's length of service, his average compensation level for the five consecutive years during his participation in the plan yielding the highest average and his social security covered compensation. The compensation used in the calculation of benefits under the plan is a participant's base salary excluding any bonuses or other compensation and is limited by Section 401(a) of the Code. The maximum amount any employee may receive under the defined benefit pension plan is subject to the annual benefit limitations prescribed by the provisions of Section 415(b) of the Code.

   Messrs. Comer, Tompkins, Thies and Miley are also covered by the Supplemental Executive Retirement Plan. The purpose of this plan is to attract and retain executives whose skills and talents are important to the Company's operations by providing retirement income in excess of the benefits payable under the defined benefit pension plan. The plan benefit is payable in a lump sum or in any other manner permitted by the defined benefit pension plan, and is calculated under the same formula as the defined benefit pension plan with two exceptions. The compensation used to calculate the five-year average includes not only base salary but also bonuses received under the Company's Annual Incentive Plan. In addition, the computation of the annual benefit does not take into account the limitations of Sections 401 and 415 of the Code. The annual benefit is reduced for amounts payable under social security and the Company's defined benefit pension plan.

   Upon a change in control event, Messrs. Comer, Tompkins and Thies would be entitled to credit for additional age and years of service to age 65 with no penalty for early retirement. These individuals would receive a lump sum payment within ten days of a change in control regardless of any retirement or other termination of employment and would be entitled to receive retiree medical benefits under the Company's medical plans following expiration of their participation therein. The acceptance for payment of Shares pursuant to the Offer will constitute a change of control event for purposes of the Supplemental Executive Retirement Plan, and Messrs. Comer, Tompkins and Thies will be entitled promptly thereafter to receive payments of approximately $8.6 million, $3.6 million and $2.5 million, respectively.

   The following table sets forth for each of the Named Officers the estimated annual benefit payable upon normal retirement at age 65, assuming current remuneration levels without any salary increase and participation in the plans until normal retirement at age 65 under the provisions of the foregoing retirement plans:

                                                                                  Estimated
                            Current     Estimated Credited                      Annual Benefit
                         Credited Years  Years of Service  Current Compensation  Payable Upon
          Name             of Service       at Age 65        Covered By Plans   Retirement(1)
          ----           -------------- ------------------ -------------------- --------------
Clarence C. Comer.......       23               36              $1,699,630        $1,009,580
J. Bruce Tompkins.......       12               26               1,031,700           442,599
Dennis M. Thies.........       20               34                 636,386           283,510
David J. Repasz.........        5               20                 170,000(2)         56,100
Patrick S. Bullard......        5               32                 170,000(2)         89,760

--------
(1) Before reduction for amounts to be paid under social security.
(2) Current compensation limit under Section 401(a).

Annual Incentive Plan

   The Company's Annual Incentive Plan or bonus plan is based upon performance measures set by the Board at the beginning of the year. The performance measures for 1999 were (1) a comparison of the Company's diluted earnings per share to a targeted earnings projection and (2) the Company's return on assets as compared to the return on assets of a peer group. Each of these measures is weighted at 35%. The remaining 30% of the award is discretionary based upon individual performance.

Key Employee Security Option Plan(TM)

   Under the Company's Key Employee Security Option Plan (KEYSOP(TM)), key employees, including the Named Officers, may elect to forgo payment of all or a portion of amounts due them under the Annual Incentive Plan and instead receive an option to purchase investment securities from the Company. The investment securities available for purchase under the option are publicly-traded mutual funds of varying investment risk. The option, which is not exercisable until six months after the date of grant, calls for an exercise price of 70% of the fair market value of the investment securities on the date of exercise. The fair market value of the option on the date of grant equals the amount of the forfeited bonus payment. This plan is structured to defer recognition of taxable income by the employee until the option is exercised.

Restricted Stock

   The Board's Compensation and Development Committee believes that significant positive events for the Company may occur which merit additional executive compensation awards. During 1998, the Company consummated the merger with Medusa Corporation, which resulted in an increase of approximately 50% in the Company's revenues and a significant increase in net earnings. To recognize management's contribution to the successful completion of the merger and the Company's financial performance, and to maintain competitive compensation awards in such circumstances, the foregoing Committee awarded restricted stock from the Company's treasury to certain members of senior management. The stock vests in three years, which such Committee believes enhances the Company's ability to retain its senior officers, to align their interests with those of the other shareholders and to encourage them to take a long-term view in their management decisions.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders

   The following table sets forth certain information regarding the holdings of each shareholder who was known to the Company to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the Company's Common Stock at the close of business on September 30, 2000. Each of the persons named in the table below as beneficially owning the Shares set forth therein has sole voting power and sole investment power with respect to such Shares.

                                                         Amount and
                                                         Nature of
                                Name and Address of      Beneficial    Percent
 Title of Class or Series         Beneficial Owner       Ownership     of Class
 ------------------------   ---------------------------- ----------    --------
Common Stock............... FMR Corp.                    3,967,804(1)    11.0
                            82 Devonshire Street
                            Boston, MA 02109

Common Stock............... Brinson Partners, Inc.       3,340,108(2)     9.3
                            209 LaSalle
                            Chicago, IL 60604

Common Stock............... Mellon Financial Corporation 2,108,618(3)     5.9
                            One Mellon Bank Center
                            500 Grant Street
                            Pittsburgh, PA 15258-0001

--------
(1) FMR Corp. and various affiliates have filed with the SEC a Schedule 13G and seven amendments dated through February 14, 2000 reporting that FMR Corp. is the beneficial owner of these Shares because it has sole power to vote 1,866,532 of such Shares and sole power to dispose of all such Shares.
(2) Brinson Partners, Inc. and an affiliate, UBS AG, filed with the SEC a
    Schedule 13G and one amendment dated February 4, 2000 reporting beneficial ownership of these Shares because of sole voting power and shared dispositive power of such Shares.
(3) Mellon Financial Corporation and various affiliates have filed with the SEC a Schedule 13G dated January 25, 2000. Mellon Financial Corporation serves as the trustee under the Company's benefit plans. The Shares reported include all Shares held of record by Mellon Financial Corporation or its direct or indirect subsidiaries. They report beneficial ownership of these Shares because they have sole voting power and sole dispositive power of 1,775,780 and 2,010,913, respectively, of such Shares, and shared voting power and dispositive power of 28,862 and 51,617, respectively, of such Shares.

Management Ownership

   The following table sets forth certain information regarding the Common Stock beneficially owned by the Company's Chief Executive Officer, by each director of the Company, by each of the Company's four other most highly compensated executive officers and by all directors and executive officers of the Company as a group, at the close of business on September 30, 2000. Each of the persons named in the table below as beneficially owning the Shares set forth therein has sole voting power and sole investment power with respect to such Shares, unless otherwise indicated.

                                                       Amount and
                                                       Nature of
                                                       Beneficial     Percent
              Name of Individual or Group             Ownership(1)    of Class
              ---------------------------             ------------    --------
   Clarence C. Comer.................................    421,262(2)     1.16
   Patrick S. Bullard................................     50,736(3)        *
   Robert S. Evans...................................    508,013(4)     1.41
   Robert G. Potter..................................     33,006(5)        *
   David J. Repasz...................................     57,319(6)        *
   Frank J. Ryan.....................................    115,826(7)        *
   Whitson Sadler....................................     34,012(8)        *
   Robert J. Slater..................................     47,040(9)        *
   Dennis M. Thies...................................     90,738(10)       *
   David J. Tippeconnic..............................     37,944(11)       *
   J. Bruce Tompkins.................................    172,667(12)       *
   George E. Uding, Jr...............................    132,051(13)       *
   V. H. Van Horn III................................     44,566(14)       *
   Steven B. Wolitzer................................     36,031(15)       *
   All executive officers and directors as a group
    (18 persons).....................................  1,911,605(16)    5.16

--------
*  Less than 1%.
(1) Assumes that the Offer is consummated within 60 days of September 30, 2000, and therefore that all Shares subject to stock options are beneficially owned and all restricted Shares will be transferable within 60 days. Also assumes that all Shares issuable under the Phantom Stock Plans (which have been terminated) are issued in accordance with those plans. Includes all Shares held in the participants' accounts in the Retirement Savings Plan.
(2) Includes 314,400 Shares as to which Mr. Comer holds stock options.
(3) Includes 47,725 Shares as to which Mr. Bullard holds stock options.
(4) Includes 25,000 Shares as to which Mr. Evans holds stock options.
(5) Includes 30,000 Shares as to which Mr. Potter holds stock options.
(6) Includes 55,100 Shares as to which Mr. Repasz holds stock options.
(7) Includes 71,000 Shares as to which Mr. Ryan holds stock options.
(8) Includes 30,000 Shares as to which Mr. Sadler holds stock options.
(9) Includes 34,000 Shares as to which Mr. Slater holds stock options.
(10) Includes 79,525 Shares as to which Mr. Thies holds stock options.
(11) Includes 30,000 Shares as to which Mr. Tippeconnic holds stock options.
(12) Includes 165,900 Shares as to which Mr. Tompkins holds stock options.
(13) Includes 25,000 Shares as to which Mr. Uding holds stock options.
(14) Includes 39,000 Shares as to which Mr. Van Horn holds stock options.
(15) Includes 34,000 Shares as to which Mr. Wolitzer holds stock options.
(16) Includes 1,096,950 Shares subject to stock options held by executive officers and directors as a group.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act, and the regulations thereunder, require the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the Commission and to furnish the Company with copies of these reports. Based on the Company's review of the copies of these reports received by it, and written representations received from reporting persons, the Company believes that all filings required to be made by the reporting persons during the fiscal year ended December 31, 1999 were made on a timely basis.

                                          Southdown, Inc.

October 5, 2000

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
  (a)(1) Offer to Purchase dated October 5, 2000--incorporated by reference to
         Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Parent on
         October 5, 2000 (the "Schedule TO").

  (a)(2) Letter of Transmittal--incorporated herein by reference to Exhibit
         (a)(1)(B) to the Schedule TO.

  (a)(3) Summary Advertisement as published in The Wall Street Journal on
         October 5, 2000--incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO.

 *(a)(4) Letter to the Company's shareholders dated October 5, 2000.

  (a)(5) Joint Press Release issued by Parent and the Company on September 29,
         2000--incorporated by reference to Exhibit (a)(5)(A) to the Schedule
         TO.

 *(a)(6) Opinion of Lehman Brothers Inc. dated September 28, 2000--included as
         Annex I to this Schedule.

  (e)(1) Agreement and Plan of Merger, dated as of September 28, 2000, by and among Purchaser, Parent and the Company--incorporated by reference to
         Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 29, 2000.

 *(e)(2) Information Statement of the Company, dated October 5, 2000--included as Annex II to this Schedule.

 *(e)(3) Confidentiality Agreement, dated as of August 11, 2000, between Parent and the Company.

  (e)(4) 1987 Stock Option Plan of Southdown, Inc.--incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended 1992 (Commission File No. 1-6117).

  (e)(5) Form of Nonqualified Stock Option Agreement--incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended 1997.

  (e)(6) 1989 Stock Option Plan of Southdown, Inc.--incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended 1998.

  (e)(7) Forms of Nonqualified Stock Option Agreement--incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended 1997.
  (e)(8) Special Severance Plan for Salaried Employees, as amended and restated effective January 31, 2000--incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended
         1999 (the "1999 10-K").

  (e)(9) Form of Employment Agreements between the Company and certain executive officers, as more specifically described below--incorporated by reference to Exhibit 10.6 to the 1999 10-K:

                                                                    Date of
                                                                   Employment
       Name of Officer                                             Agreement
       ---------------                                          ----------------
       (a) Clarence C. Comer................................... January 31, 2000
       (b) J. Bruce Tompkins................................... January 31, 2000
       (c) Dennis M. Thies..................................... January 31, 2000

  Exhibit
   Number                       Description of Exhibit
  -------                       ----------------------

 (e)(10) Form of Employment Agreements between the Company and certain executive officers, as more specifically described below-- incorporated by reference to Exhibit 10.7 to the 1999 10-K:

                                                                    Date of
                                                                   Employment
       Name of Officer                                             Agreement
       ---------------                                          ----------------
       (a) Patrick S. Bullard.................................. January 31, 2000
       (b) R. Frank Craddock, Jr. ............................. January 31, 2000
       (c) Stephen R. Miley.................................... January 31, 2000
       (d) David J. Repasz..................................... January 31, 2000

 (e)(11) Form of Indemnification Agreement between the Company and certain executive officers and directors dated January 31, 2000-- incorporated by reference to Exhibit 10.8 to the 1999 10-K.

 (e)(12) Form of Tax Protection Agreement between the Company and certain executive officers dated January 31, 2000--incorporated by reference to Exhibit 10.9 to the 1999 10-K.

 (e)(13) Southdown, Inc. Executive Severance Plan, as amended and restated effective January 31, 2000--incorporated by reference to Exhibit
            10.10 to the 1999 10-K.

 (e)(14)    Southdown, Inc. 1991 Nonqualified Stock Option Plan for Non-
            Employee Directors as amended November 21, 1996--incorporated by reference from Exhibit 10.11 to the Company's Annual Report on Form
            10-K for the fiscal year ended 1996.

 (e)(15)    Amendment to the Southdown, Inc. 1991 Nonqualified Stock Option
            Plan for Non-Employee Directors--incorporated by reference to
            Exhibit 10.12 to the 1999 10-K.

 (e)(16) Amendment to Directors' Stock Option Plan--incorporated by reference to Exhibit 10.13 to the 1999 10-K.

 (e)(17) Southdown, Inc. Annual Incentive Plan dated April 11, 1996-- incorporated by reference to Exhibit 10.13 to the Company's Annual
            Report on Form 10-K for the fiscal year ended 1996.

 (e)(18)    Southdown, Inc. Key Employee Security Option Plan(TM) effective
            December 30, 1997--incorporated by reference to Exhibit 10.15 to the Company's Annual Report on
            Form 10-K for the fiscal year ended 1997.

 (e)(19)    Supplemental Executive Retirement Plan, as amended effective
            January 31, 2000--incorporated by reference to Exhibit 10.16 to the 1999 10-K.

 (e)(20)    Form of Supplemental Executive Retirement Plan, Agreement Outlining
            Supplemental Benefits Upon a Change in Control between the Company and certain executive officers, dated January 1, 2000--incorporated by reference to Exhibit 10.17 to the 1999 10-K.

 (e)(21)    Southdown, Inc. 1999 Phantom Stock Plan for Non-Employee
            Directors--incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-
            78887) filed on May 20, 1999.

 (e)(22)    Southdown, Inc. Phantom Stock and Deferred Compensation Plan for
            Non-Employee Directors, dated November 30, 1996, as amended on
            March 25, 1999--incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated May 20, 1999.

 (e)(23)    Southdown, Inc. Directors' Retirement Plan effective February 14,
            1995, as amended through March 25, 1999--incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K dated
            May 20, 1999.

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

  Exhibit
   Number                          Description of Exhibit
  -------                          ----------------------

  (e)(24)   Southdown, Inc. 1999 Restricted Stock Grants Plan dated January
            1999 and Form of Restricted Stock Agreement effective as of January
            21, 1999--incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated May 20, 1999.

  (e)(25) Southdown, Inc. Pension Plan as adopted on May 19, 1994-- incorporated by reference to Exhibit 99.1 to the Company's
            Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

  (e)(26)   Southdown, Inc. Retirement Savings Plan as amended and restated on
            July 1, 1990--incorporated by reference to Exhibit 99.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June
            30, 1994 (Commission File No. 1-6117).

 *(e)(27)   Amendment to Company's Key Employee Security Option Plan(TM) dated
            September 28, 2000.

  (e)(28)   Rights Agreement dated as of March 4, 1991 between the Company and
            American Stock Transfer and Trust Company, as Successor Rights
            Agent--incorporated by reference to Exhibit 4.3 to the Company's
            Annual Report on Form 10-K for the fiscal year ended 1996.

 *(e)(29) First Amendment to Rights Agreement dated September 28, 2000 between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent.

  (e)(30) Southdown, Inc. Pension Plan as adopted on May 19, 1994-- incorporated by reference to Exhibit 99.1 to the Company's
            Quarterly Report on Form 10-Q for the quarter ended June 30, 1994
            (Commission File No. 1-6117).

--------
*Filed herewith.

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